EXHIBIT 28



        Robert J. Fitzsimmons                             Embargo until
        602/ 207-5759                                     8:00 a.m. (E.S.T.)


                              The FINOVA Group Inc.

                       Announces Record Fourth Quarter and

           24% Increase in Income from Continuing Operations For 1996


PHOENIX, Ariz., Jan. 21, 1997 -- The FINOVA Group Inc. (NYSE:FNV) today reported a 24% increase in income from continuing operations (23% per common share) and record new business for the year ended December 31, 1996.

         Income from continuing operations for 1996 was $116.5 million ($4.16 per common share) compared to $93.8 million ($3.37 per common share) in 1995. Net income for 1996 increased 20%, to $117.0 million from $97.6 million in 1995.

         For the fourth quarter of 1996, income from continuing operations was $30.4 million ($1.08 per common share) compared to $24.9 million ($0.90 per common share) for the fourth quarter of 1995.

         During the fourth quarter of 1996, as previously disclosed, the company sold its Manufacturer & Dealer Services line of business. That business has been treated as a discontinued operation; consequently, information discussed below has been restated to reflect the company's continuing operations.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said, "the company's results reflect FINOVA's continuing success in achieving profitable growth while maintaining credit discipline and operating efficiency." Managed assets increased to $7.6 billion at December 31, 1996, representing a 16% year over year increase. This growth was driven by record new business and fee-based volume of $5.68 billion for 1996, a 33% increase over 1995. In addition, backlog at December 31, 1996 was at an all-time high of $1.5 billion, a 38% increase over 1995.
                                    --more--

         According to Eichenfield, "the results also indicate the company's ability to consistently produce quality earnings, expand market share and enhance shareholder value. The company's acquisition and divestiture activities for the year demonstrate FINOVA's strategic focus on, and commitment to, chosen middle-market niches where the company can successfully serve clients as their lender of choice."

         Meanwhile, 1996 write-offs as a percentage of average managed assets continue to be below the company's target at 0.46%. Reserves for possible credit losses remained at 2.0% of managed assets and increased to 95.6% of nonaccruing assets at December 31, 1996, compared to 90.2% at the end of 1995.

         Productivity improved as operating expenses as a percentage of interest margins earned declined to 41.9% from 42.6%. The absolute increase was principally due to higher incentive compensation accruals related to improved results and stock performance and the higher volume of new business added during the period.

         In 1996, FINOVA increased its quarterly dividend by 9.1% to $0.24 per common share.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing a broad range of secured financing and leasing products from $500,000 to $35 million to midsize business.

         For more information about The FINOVA Group Inc., visit the company's Website at www.finova.com.

                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)

                                                    Quarter Ended                              Twelve Months Ended
                                                     December 31,                                  December 31,
                                         -------------------------------------       ------------------------------------
                                              1996                  1995                  1996                 1995
                                         ---------------       ---------------       ---------------      ---------------
Interest earned from
 financing transactions                  $      185,229        $     171,181         $      702,117       $     617,425
Operating lease income                           24,446               22,289                 95,817              84,691
Interest expense                                (96,972)             (90,747)              (366,543)           (337,814)
Operating lease depreciation                    (15,136)             (16,327)               (62,286)            (55,218)
                                         --------------        -------------         --------------       -------------
Interest margins earned                         97,567                86,396               369,105              309,084

Provision for possible
 credit losses                                 (10,587)              (14,916)              (41,751)             (37,568)
Gains on sale of assets                          4,507                 5,894                12,949               10,889
Selling, administrative and
 other operating expenses                      (43,837)              (38,096)             (154,481)            (131,571)
                                         -------------         -------------         -------------        -------------
Income before income
 taxes                                          47,650                39,278               185,822              150,834
Income taxes                                   (17,254)              (14,381)              (69,329)             (57,036)
                                         -------------         -------------         -------------        -------------
Income from continuing
 operations                                     30,396                24,897               116,493               93,798
Income and gain from sale of
discontinued operations                          1,599                 1,585                   507                3,831
                                         -------------         -------------         -------------        -------------

Net Income                               $      31,995         $      26,482         $     117,000        $      97,629
                                         =============         =============         =============        =============

Earnings from continuing
operations per common
 and equivalent share                    $        1.08         $        0.90         $        4.16        $        3.37
                                         =============         =============         =============        =============
Earnings per common and
equivalent share                         $        1.13         $        0.95         $        4.17        $        3.51
                                         =============         =============         =============        =============
Dividends declared per
 common share                            $        0.24         $        0.22         $        0.92        $        0.84
                                         =============         =============         =============        =============
Average outstanding
 common and equivalent
 shares                                     28,224,000            27,811,000            28,036,000            27,832,000
                                         =============         =============         =============        ==============

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                        As of December 31,
                                                                ----------------------------------------------------------------
FINANCIAL POSITION:                                                   1996                    1995                   1994
                                                                ------------------       ----------------      -----------------
 Ending funds employed (EFE)(4)                                 $    7,298,759           $     6,348,079       $     5,342,979
 Securitizations(2)                                                    300,000                   200,000                 ---
                                                                --------------           ---------------       -----------------
   Total managed assets(4)                                           7,598,759                 6,548,079             5,342,979
 Reserve for possible credit losses(4)                                 148,693                   129,077               110,903
 Nonaccruing assets(4)(5)                                              155,505                   143,127               149,046
 Nonaccruing assets as % of managed assets                                 2.0%                      2.2%                  2.8%
 Reserve for possible credit losses as a % of:
   Ending managed assets                                                   2.0%                      2.0%                  2.1%
   Nonaccruing assets                                                     95.6%                     90.2%                 74.4%
 Total debt                                                     $    5,850,223           $     5,649,368       $     4,573,354
 Preferred securities                                                  115,000                     ---                   ---
 Common stockholders' equity                                           926,141                   825,184               770,252
 Backlog                                                             1,477,239                 1,070,573               764,326

                                                       For the Quarter Ended                          For the Year Ended
                                                           December 31,                                   December 31,
                                              ----------------------------------------       ----------------------------------
PERFORMANCE HIGHLIGHTS:                            1996                    1995                   1996                 1995
                                              ----------------       -----------------       ----------------    --------------
 Average managed assets (4)                   $    7,457,175         $    6,315,953          $    6,991,257      $   5,833,576
 Average earning assets (3) (4)                    6,757,732              5,889,632               6,324,545          5,442,119
 New business (4)                                    873,659                809,488               2,740,353          2,302,653
 Fee-based volume                                    819,293                613,401               2,937,311          1,951,310
 Write-offs (4)                                        7,999                  9,149                  32,017             25,631
 Write-offs (annualized) as a % of
  average managed assets                                0.43%                  0.58%                   0.46%              0.44%
 Interest margins earned
  (annualized) as a % of average
  earning assets                                         5.8%                   5.9%                    5.8%               5.7%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                               44.9%                  44.1%                   41.9%              42.6%
Return (annualized) on average
 equity                                                 13.3%                  12.2%                   13.3%              11.8%
---------------------------------------------

(1)      Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.
(4)      Excludes discontinued operations disposed of during 1996.
(5) Nonaccruing assets at December 31, 1996 include nonaccruing assets classified as discontinued operations.